As filed with the Securities and Exchange Commission on December 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sify Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of India	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
(91) 44-2254-0770
(Address, including zip code, and telephone number, including area code, of the Registrant’s principal executive offices)

CT Corporation System
111 8th Avenue, New York, New York 10011, (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Anthony J. Richmond, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, California 94025
(650) 328-4600

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Aggregate Price Per	Aggregate Offering	Amount of
to be Registered	Registered (1)	Share (2)	Price	Registration Fee
Equity shares, par value Rs.10 per share (3)	4,538,200	$6.94	$31,495,108	$3,991

(1)	This registration statement shall also cover any additional equity shares which become issuable by reason of any stock dividend, stock split, recapitalization or similar transaction effected without receipt of consideration which results in an increase in the number of equity shares.

(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933. The calculation of the registration fee is based on $6.94, which was the average of the high and low sales prices of the American Depositary Shares on the Nasdaq National Market on December 3, 2004.

(3)	American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the equity shares registered hereby are registered pursuant to a separate registration statement on Form F-6 (Reg. No. 333-10982).

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2004

PROSPECTUS

Up To 4,538,200 American Depositary Shares

Sify Limited

(Representing Up To 4,538,200 Equity Shares)

     The selling stockholders may from time to time sell up to an aggregate of 4,538,200 of our American Depositary Shares, or ADSs, outside India, including in the United States. We are not selling any equity shares under this prospectus and will not receive any of the proceeds from the sale of the equity shares offered by the selling stockholders. Please see “Selling Stockholders” and “Plan of Distribution” for information about the selling stockholders and the manner of offering of the ADSs. Each ADS represents one equity share.

     Our ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY.” On December 3, 2004, the last reported sale price of our ADSs was $6.96 per ADS.

     Investing in the ADSs involves significant risks which are described in the Risk Factors beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     , 2004

     This prospectus incorporates important business and financial information about Sify Limited that is not included in or delivered with this prospectus. You may obtain a copy of this information without charge, upon written or oral request at the following address and telephone number: Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India, (91) 44-2254-0770. In order to obtain timely delivery, you must request this information no later than 10 business days before the date you must make your investment decision. Please see “Where You Can Find Additional Information.”

i

ABOUT SIFY LIMITED

     Sify Limited (formerly known as Satyam Infoway Limited) was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Our company was formed as a separate business unit of Satyam Computer Services Limited, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges, to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India.

     Our Internet and network services include the following:

•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Additionally, we recently expanded our services to include value-added consulting services, such as security risk assessment, security policy and procedure, and managed security services, which provide end-to-end security solutions to our corporate clients. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. Based on fiscal year 2004 revenues generated by our corporate network/data services division, our largest corporate customers were MCI, GE Capital Services India, Wipro Limited, Gric Communication, I Pass Inc., Whirlpool of India Limited, Satyam Computer Services Ltd., Hutchison Essar South Limited, Ranbaxy Laboratories Limited, Indian Railway Catering and Tourism Corporation Limited, Pidilite Industries Limited, ITC Infotech India Ltd., Tata Consultancy Services, Mumbai and North Delhi Power Limited.

•	Internet Access Services. We offer dial-up Internet access, email, Internet telephony services and web page hosting to consumers in India through convenient online registration and user-friendly software. In addition, we offer public Internet access to consumers through a retail chain of iway branded cybercafés. As of September 30, 2004, 2,026 cybercafés were franchised by our company and 34 were owned and operated by our company. We also have agreements with certain cable television operators through which we offer Internet access through cable television.

•	Online Portal and Content Offerings. We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

•	Others. We facilitate web-based learning to various organizations by uploading content to facilitate the same.

     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies in order to broaden our service offerings to our corporate customers. In April 1998, we began offering private network services to businesses in India. In October 1998, we initiated our online content offerings and started development of www.sify.com, our online portal, and other related content sites with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide. In November 1998, the Indian government opened the Internet service provider marketplace to private competition and we launched our Internet service provider business, SifyOnline, becoming the first private national Internet service provider in India. In 2000, we acquired IndiaWorld Communications and IndiaPlaza.com and made a significant investment in CricInfo Limited.

     In February 2002, we divested our software services business to Satyam Computer Services for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit our company to concentrate on our core business of Internet services. In July 2002, we entered into an agreement to acquire the corporate connectivity customers of Wipro Limited for a cash payment based on the historical revenue generated from the customers obtained by us. In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited, and, in connection with that transaction, we acquired 33% of the equity in Wisden CricInfo Limited. In June 2003, we divested substantially all of the assets of Indiaplaza.com, and, in February 2004, we sold our investment in Wisden CricInfo Limited. In March 2004, we acquired E Alcatraz Consulting Private Limited.

     In October 2002, we entered into subscription agreements to sell approximately 7.6 million ADSs to SAIF Investment Company Limited, or SAIF, for $13.0 million and approximately 4.1 million equity shares to Venture Tech Solutions Private Limited, or Venture Tech, for the Indian Rupee equivalent of $7.0 million. In December 2002, we completed the sale of ADSs to SAIF and the sale of approximately 2.0 million equity shares to Venture Tech. In connection with this financing, our Board of Directors was reconstituted to be comprised of two nominees of each of Satyam Computer Services, SAIF and Venture Tech, one nominee of South Asia Regional Fund, or SARF, one independent director and our Managing Director. In April 2003, we completed the sale of approximately 1.0 million equity shares to Venture Tech under the subscription agreement and Venture Tech assigned its right to purchase the remaining equity shares under the subscription agreement to Venture Tech Assets Limited, an affiliate of Venture Tech. In July 2003, we completed the sale of 1,017,441 ADSs representing 1,017,441 equity shares to Venture Tech Assets Limited. In September 2003, Satyam Computer Services sold 1.0 million equity shares to Venture Tech Assets Limited in a private transaction. These transactions reduced the interest of Satyam Computer Services in our company to approximately 32% of our outstanding equity shares.

     Our executive offices are located at Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India, and our telephone number is (91) 44-2254-0770. Our corporate website is located at www.sifycorp.com. Information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus. Whenever we refer to the “company” or to “us” or use the terms “we” or “our” in this prospectus, we are referring to Sify Limited and its subsidiaries.

RISK FACTORS

Risks Related to Our Business

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Sify Limited

As we commenced operation of our private data network business in April 1998, launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, it is difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998, launched our Internet service provider operations in November 1998 and Internet portal website in October 1998. The industry we operate in, is still evolving and therefore comparable benchmarks are not easily available. Due to our relatively short operating history, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

          Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the year ended March 31, 2004 and the six months ended September 30, 2004, we incurred net losses of Rs.371.3 million ($8.6 million) and Rs.100.9 million ($2.2 million), respectively. As of September 30, 2004, we had an accumulated deficit of approximately Rs.12,210.0 million ($266.0 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the year ended March 31, 2004 and the six months ended September 30, 2004, we incurred net losses of Rs.371.3 million ($8.6 million) and Rs.100.9 ($2.2 million), respectively. As of September 30, 2004, we had an accumulated deficit of approximately Rs.12,210.0 million ($266.0 million). We expect to continue to incur operating losses as we expand our services and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers and that such businesses can be operated profitably. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     During fiscal 2003 and fiscal 2004, our highest operational priority was to reduce negative cash flow incurred to build our company and infrastructure to support our rapid growth phase, which has now stabilized. Although we have significantly reduced our cash burn over the last ten quarters and believe that these measures represent permanent reductions, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in further improving our cash flow in future periods.

As a result of its former control by the Government of India, Videsh Sanchar Nigam Limited or VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or larger losses from our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, HCL Infinet and Tata Internet. Reliance Infocomm, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services. Reliance Infocomm has already launched a few of these services, including public Internet access, and plans to provide corporate data/connectivity services soon.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the future. As of June 30, 2004, there were 189 Internet service providers that were operational in India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

The Indian Department of Telecommunications (“DOT”) has decided to impose a license fee for ISP’s, including Sify, for providing VPN services. An appeal of this decision is pending.

     Sify and certain other ISP’s have been providing Internet Protocol - Virtual Private Network, or IP VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, who have objected to the provisioning of these services by the ISPs. The DOT has now decided to specifically include IP-VPN services in the ISP license and has imposed a one-time entry fee (Rs. 100 million for Sify) and an annual fee of 8% of the gross revenues generated under the ISP license, for this purpose. The Internet Service Providers Association of India, or ISPAI, has appealed against this decision. The final outcome of the appeal could have a significant impact on our earnings.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

A number of large stockholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.

     As of November 30, 2004 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owned approximately 31.61% of our outstanding equity shares, SAIF Investment Company Limited owned approximately 5.68% of our outstanding equity shares and Venture Tech, together with its affiliates, owned approximately 9.99% of our outstanding equity shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as the sale of our company, change in the capital structure of the company, merger, acquisition or winding up of the company and any change in the nature or material modification of the business undertaken by the company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Pursuant to this agreement, each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two members of our Board of Directors so long as it holds at least 10% of our outstanding share capital and one member of our Board of Directors so long as it holds at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as they jointly hold at least 15% of our outstanding share capital. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company or other important transactions even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

     On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares into ADSs and to register the ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of these equity shares in one or more transactions under the registration statement of which this prospectus is a part or future registration statements that we may file.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

     In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it would be willing to divest its stake in our Company at an appropriate time to a buyer supportive of our objectives. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech in a private transaction. Although no longer our majority stockholder, Satyam Computer Services continued to own approximately 31.61% of our outstanding equity shares as of Novermber 30, 2004. Any significant sale of our equity shares might reduce the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. Currently, Mr B. Rama Raju, Managing Director, and Mr V. Srinivas, Chief Financial Officer of Satyam Computer Services, serve as Satyam’s nominee Directors on the Board of our company. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged.

     Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

     We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.

Security breaches could damage our reputation or result in liability to us.

     Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

     Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. All of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Mr. Ramaraj and Mr. George Zacharias, our Chief Operating Officer. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately five years, and our agreement with Mr. Zacharias has a term of three years.

We may not comply with local laws of other countries.

     As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

We face risks associated with our joint venture with Refco-Sify Securities India Private Limited, our strategic partnership with VeriSign, and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we made an investment in Refco-Sify Securities India Private Limited. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to certain other acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill.

     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Refco-Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco-Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.

     As of September 30, 2004, 2,026 cybercafés were franchised by our company. Broadband Internet access to homes was provided through a network of approximately 620 CTOs. These relationships are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.

The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares.

     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through November 30, 2004, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.

The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001, our former parent company, Satyam Computer Services, publicly announced that it would be willing to divest its stake in our Company at an appropriate time to a buyer supportive of our objectives. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003, sold an additional 1.5 million ADSs in October 2003 and sold and additional 800,000 ADSs in November 2004. In addition, we understand that Venture Tech has sold 1.0 million ADSs acquired from us and 1.0 million ADSs acquired from Satyam Computer Services. We filed a registration statement covering the resale of 3.6 million ADSs held by SASISP Holdings Limited, and we believe that SASISP sold all such shares. Pursuant to the registration statement of which this prospectus is a part, we are registering 4,538,200 ADSs for resale in one or more transactions. We may in the future file further registration statements registering the resale of these ADSs. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this prospectus may not be realized.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Risks Related to Investments in Indian Companies

     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing in 2004, the United States and several other countries conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this prospectus. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-

resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2002 and 2003. In 2004 the rupee appreciated in the first quarter and thereafter depreciated considerably, currently it is on a appreciating trend again. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute, which is before the TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels that we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the

ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2005, this tax rate is subject to a 2.5% surcharge and 2% education cess, resulting in an effective tax rate of 36.6%. There is no change in the tax rate or tax surcharge for fiscal year 2005. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of September 30, 2004, 2,026 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.

     The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

     Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the United States Securities and Exchange Commission, or SEC, a registration statement on Form F-3 and related exhibits, under the Securities Act of 1933, as amended, and the rules and regulations of the SEC. We have not included in this prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

          You may review and obtain copies of the registration statement, including exhibits and schedules filed with it, at the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also find the registration statement with exhibits, other than confidential filings, at the SEC’s Website at www.sec.gov.

          We file with the SEC annual reports on Form 20-F and other reports on Form 6-K. Our annual and a number of our other reports include financial statements prepared in accordance with generally accepted accounting principles in the United States, except as disclosed therein. Our annual financial statements are examined by our independent accountants. A link to these reports is provided at our corporate website, www.sifycorp.com. No information on any of our websites is incorporated by reference in this prospectus.

          The SEC’s rules let us “incorporate by reference” information which we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supercede this information. This prospectus incorporates:

•	our Current Report on Form 6-K which we filed with the SEC on April 21, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on June 24, 2004;

•	our Annual Report on Form 20-F for the year ended March 31, 2004 which we filed with the SEC on June 29, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on July 2, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on July 7, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on July 20, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on August 16, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on August 23, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on August 24, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on September 1, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on October 8, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on October 12, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on October 18, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on November 17, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on November 18, 2004;

•	our Current Report on Form 6-K which we filed with the SEC on November 30, 2004;

•	the description of our American Depositary Shares contained in our registration statement on Form F-1 (SEC File No. 333-96111); and

•	all documents filed by us with the SEC on Form 20-F and, solely to the extent specified therein, Form 6-K pursuant to the Exchange Act after the date of this prospectus and before the selling stockholders stop offering the securities under this prospectus (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Registration S-K promulgated by the Commission).

This prospectus does not incorporate any other document furnished, but not filed, with the SEC prior to the date of this prospectus.

     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information at no cost to you upon written or oral request directed to Sify Limited, Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India, Attn: Investor Relations, Telephone: (91) 44-2254-0770.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, expansion plans, expected future results of operations, capital expenditures, integration of acquired businesses, other possible acquisitions, cost reduction efforts, cash flow and operating improvements, and are indicated by words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the company believes,” “the company intends,” “we believe,” “we intend” and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in India, including the rate of inflation, population, exchange rate fluctuation, employment and job growth in India; pricing pressures and other competitive factors, which could include pricing strategies; results of our programs to control costs; results of our programs to increase revenues; results of our programs to improve capital management; our ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

     In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this prospectus include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described above in “Risk Factors.”

SELLING STOCKHOLDERS

     We are registering these securities for resale by the selling stockholders identified below. The securities are being registered to permit public secondary trading of the securities, and the selling stockholders may offer the securities for resale from time to time.

     We have filed with the SEC, under the Securities Act, a registration statement on Form F-3, of which this prospectus forms a part, with respect to the resale of these securities from time to time on the Nasdaq National Market, in privately-negotiated transactions, or otherwise. Please see the section of this prospectus captioned “Plan of Distribution.”

     The following table sets forth the name of each selling stockholder, the number of equity shares known by us to be beneficially owned by each selling stockholder as of November 30, 2004, the number of equity shares that may be offered for resale for the account of each selling stockholder pursuant to this prospectus and the number of equity shares to be held by each selling stockholder after the sale of all of the Equity Shares by that selling stockholder. Prior to offering equity shares pursuant to this prospectus, a selling stockholder shall have deposited such equity shares with the depositary and received ADSs representing such equity shares. Percentage ownership is based on 35,371,436 equity shares outstanding as of November 30, 2004. The selling stockholders may sell all, some or none of the Equity Shares being offered. This information is based upon information provided by the selling stockholders. Except as otherwise noted, the address for each person named in the table is c/o Sify Limited, Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India.

	Equity Shares Beneficially Owned			Equity Shares Beneficially Owned
Name of Selling	Prior to the Offering (1)		Equity Shares Offered by This	Subsequent to this Offering (1)(2)
Stockholder	Shares	Percent	Prospectus	Shares	Percent
Venture Tech Solutions Private Limited (3)	3,533,326	9.99%	3,533,326	0	0
R. Ramaraj (4)	370,000	1.05%	369,901	99	*
Government of Singapore Investment Corporation Ltd.	347,200	1.0%	347,200	0	0
C M Jain Impex & Investments Pvt. Ltd.	263,240	0.8%	263,240	0	0
Geet Sethi (5)	7,938	*	7,938	0	0
Cherag Ramakrishnan (6)	3,969	*	3,969	0	0
S M Ramakrishnan	3,969	*	3,969	0	0
Rajesh Jain	2,630	*	2,630	0	0
Bhavana Jain	2,630	*	2,630	0	0
Bhaskar Menon	1,764	*	1,764	0	0
Prakash Padukone	415	*	415	0	0
Tozar Heerjee	197	*	197	0	0
Ravi Pochiraju	197	*	197	0	0
Dhanraj Pillay	156	*	156	0	0
Jaspal Rana	156	*	156	0	0
Anand Philar	145	*	145	0	0
Ashwini Nachappa	104	*	104	0	0
B Ramalinga Raju	100	*	100	0	0
B Rama Raju	100	*	100	0	0
Siddharth Rao	63	*	63	0	0

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Equity shares subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of November 30, 2004, are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not deemed outstanding for computing the percentage of any other person or entity.

(2)	Assumes the sale of all ADSs offered hereby.

(3)	The address of Venture Tech Solutions Private Limited is 12, Subba Rao Avenue, Chennai 600 106, India. Messrs. Sandeep Reddy and N. Mal Reddy, directors of Venture Tech, exercise voting control and dispositive power over the equity shares owned by Venture Tech. Mr. Sandeep Reddy is also a director of our company. As set forth in the Schedule 13D filed by it, as amended, by virtue of the Investors Rights Agreement dated October 7, 2002 Venture Tech may be deemed to share beneficial ownership of shares owned by Satyam Computer Services and SAIF.

(4)	Mr. Ramaraj is Sify’s Chief Executive Officer and Managing Director.

(5)	Geet Sethi was an employee of Sify from September 2000 through April 2004.

(6)	Cherag Ramakrishnan was an employee of Sify from September 2000 to May 2002.

Price History

     The table below sets forth the high and low prices on the Nasdaq National Market for the previous six months and two quarters:

Prior Fiscal Years

	High	Low
Fiscal year 2004	$	$
Quarter ended June 30, 2004	9.14	5.45
Quarter ended September 30, 2004	6.55	3.76
June	7.50	6.03
July	6.55	4.27
August	4.90	3.76
September	6.02	4.44
October	6.61	5.25
November	7.35	5.50

Exchange Rates

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month		High		Low
June 2004	Rs.	46.21	Rs.	44.94
July 2004		46.45		45.66
August 2004		46.40		46.21
September 2004		46.35		45.81
October 2004		45.87		45.30
November 2004		45.40		44.47

PLAN OF DISTRIBUTION

     The selling stockholders or, subject to applicable law, their respective pledgees, donees, distributees, transferees or other successors in interest, may sell ADSs from time to time in privately negotiated or public transactions to affiliates or unrelated third parties. Any ADSs sold to an affiliate may be subsequently resold to an affiliate or unrelated third party. Such transactions may be executed on or off the Nasdaq National Market, at prevailing market or negotiated prices, and may include, without limitation, one or any combination of the following types of transactions:

•	ordinary brokers’ transactions;

•	transactions involving the Nasdaq National Market, whether regular way trades, block trades or otherwise;

•	purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

•	“at the market,” to or through market makers, or into an existing market for our ADSs;

•	direct sales to purchasers or sales effected through agents and similar transactions not involving market makers or established trading markets;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

•	in privately negotiated transactions; or

•	to cover short sales.

     In the event that one or more of the selling stockholders sells or otherwise transfers equity shares or ADSs to an affiliate, we will supplement or amend this prospectus to name such affiliate as a selling stockholder.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the ADSs. The selling stockholders also may sell ADSs short and deliver the ADSs to close out such short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the ADSs, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders also may pledge the ADSs to a broker or dealer. Upon a default, the broker or dealer may effect sales of the pledged ADSs pursuant to this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. The selling stockholders and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these “underwriters” receive may be deemed to be underwriting compensation.

     To the extent required, the following information will be set forth in a supplement to this prospectus:

•	information as to whether underwriters whom the selling stockholders may select, or information concerning any other broker-dealer, acting as principal or agent for the selling stockholders;

•	the compensation to be received by underwriters that the selling stockholders may select or compensation to be received by any broker-dealer acting as principal or agent for the selling stockholders; and

•	the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions.

     Any dealer or broker participating in any distribution of the ADSs may be required to deliver a copy of this prospectus, including prospectus supplements, if any, to any person who purchases any of the ADSs from or through such dealer or broker.

     We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934 during any time that they may be engaged in a distribution of the ADSs. With some exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers and any underwriter, broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the ADSs.

USE OF PROCEEDS

     We will not receive any of the proceeds from the selling stockholders’ sales of our ADSs.

EXPENSES

     We estimate that the total expenses of the offering will be approximately $       , including registration fees of $       , printing fees of approximately $       , legal fees and expenses of approximately $       , accounting fees and expenses of $        and other expenses of approximately $       . It is anticipated that the selling shareholders will pay all expenses of the offering. However, in the event that the offering is not completed, we will absorb these expenses. In no event will we be responsible for any commissions, underwriting discounts or similar charges on sales of the ADSs.

LEGAL MATTERS

     The validity of the equity shares represented by the ADSs offered hereby has been passed upon by M.G. Ramachandran, New Delhi, India, Indian counsel for Sify Limited.

EXPERTS

     The U.S. GAAP financial statements of Sify Limited as of March 31, 2003 and 2004, and for each of the years in the three-year period ended March 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, UK, Independent Auditors, and upon the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

     Our company has obtained directors and officers insurance providing indemnification for our directors, and certain officers, affiliates, partners or employees for specified errors and omissions.

Item 9. Exhibits

Number	Description
4.1	Share Subscription and Stockholders’ Agreement, dated as of February 5, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.2	Amendment No. 1 to Share Subscription and Stockholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.3	Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)

4.4	Amendment No. 1 to the Deposit Agreement dated as of January 6, 2000. (3)

4.5	Amendment No. 2 to the Deposit Agreement dated as of September 24, 2002. (5)

4.6	Sify Limited’s Specimen Certificate for equity shares. (2)

4.7	Registration Rights Agreement, dated as of October 7, 2002, by and among Sify Limited and SAIF Investment Company Limited. (4)

4.8	Investor Rights Agreement, dated as of October 7, 2002, by and among Sify Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited. (4)

4.9	Agreement dated as of November 10, 2004 by and among Sify Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited. (6)

5.1	Opinion of M.G. Ramachandran.

23.1	Consent of M.G. Ramachandran (included in Exhibit 5.1).

23.2	Consent of KPMG, LLP, UK., Independent Auditors.

24.1	Power of Attorney (included on page II-4).

(1)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 4, 1999 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 13, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(4)	Previously filed as an exhibit to Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with the Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed with the Commission on Form 6-K on November 30, 2004.

Item 10. Undertakings

(a) The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form 3.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chennai, State of Tamil Nadu, Country of India, on this 7th day of December 2004.

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints R. Ramaraj and Anil Ahuja, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date
/s/ R. Ramaraj R. Ramaraj	Chief Executive Officer and Managing Director (Principal Executive Officer)	December 7, 2004
/s/ Anil Ahuja Anil Ahuja	Chief Financial Officer (Principal Financial Officer)	December 7, 2004
/s/ Sandeep Reddy Sandeep Reddy	Chairman and Director	December 7, 2004
/s/ Ravi Chandra Adusumalli Ravi Chandra Adusumalli	Director	December 2, 2004
/s/ T.H. Chowdary T.H. Chowdary	Director	December 7, 2004
/s/ B Rama Raju B Rama Raju	Director	December 1, 2004
/s/ Srinivasa C Raju Srinivasa C Raju	Director	December 7, 2004
/s/ Srinivas Vadlamani Srinivas Vadlamani	Director	December 7, 2004

EXHIBIT INDEX

Number	Description
4.1	Share Subscription and Stockholders’ Agreement, dated as of February 5, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.2	Amendment No. 1 to Share Subscription and Stockholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.3	Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)

4.4	Amendment No. 1 to the Deposit Agreement dated as of January 6, 2000. (3)

4.5	Amendment No. 2 to the Deposit Agreement dated as of September 24, 2002. (5)

4.6	Sify Limited’s Specimen Certificate for equity shares. (2)

4.7	Registration Rights Agreement, dated as of October 7, 2002, by and among Sify Limited and SAIF Investment Company Limited. (4)

4.8	Investor Rights Agreement, dated as of October 7, 2002, by and among Sify Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited. (4)

4.9	Agreement dated as of November 10, 2004 by and among Sify Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited. (6)

5.1	Opinion of M.G. Ramachandran.

23.1	Consent of M.G. Ramachandran (included in Exhibit 5.1).

23.2	Consent of KPMG, LLP, UK., Independent Auditors.

24.1	Power of Attorney (included on page II-4).

(1)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 4, 1999 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 13, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(4)	Previously filed as an exhibit to Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with the Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed with the Commission on Form 6-K on November 30, 2004.

II-5